Filed Pursuant to Rule 433

Registration No. 333-266624-02

ENTERGY TEXAS, INC.

$350,000,000

First Mortgage Bonds,

5.55% Series due September 15, 2054

Final Terms and Conditions

August 12, 2024

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	August 12, 2024

Settlement Date (T+3)(2):	August 15, 2024

Principal Amount:	$350,000,000

Interest Rate:	5.55%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2025

Final Maturity Date:	September 15, 2054

Optional Redemption Terms:	Make-whole call at any time prior to March 15, 2054 at a discount rate of Treasury plus 25 bps and, thereafter, at par

Benchmark Treasury:	4.625% due May 15, 2054

Benchmark Treasury Price:	107-06

Benchmark Treasury Yield:	4.199%

Spread to Benchmark Treasury:	+140 bps

Re-offer Yield:	5.599%

Price to Public:	99.284% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$344,431,500

CUSIP / ISIN:	29365T AP9 / US29365TAP93

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Regions Securities LLC TD Securities (USA) LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about August 15, 2024, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, (iv) Regions Securities LLC toll-free at 1-800-734-466 or (v) TD Securities (USA) LLC toll-free at 1-855-495-9846.